Exhibit 99.1

The Canada Infrastructure Bank and Algoma Steel Finalize Previously Announced

Agreement to Finance Green Steel Transformation Plan

Disponible en français	November 29, 2021

The Canada Infrastructure Bank (CIB) and Algoma Steel Inc., a subsidiary of Algoma Steel Group Inc. (Nasdaq: ASTL; TSX: ASTL) (Algoma) have entered into a definitive agreement with respect to the CIB’s previously announced commitment to finance the transformational upgrade of Algoma’s steelmaking processes at its facility in Sault Ste. Marie, Ontario.

Under the terms of the agreement, the CIB will provide up to CDN $220 million in financing towards the approximately CDN $700 million transformation to electric arc furnace (EAF) steelmaking. On November 10, 2021, Algoma’s Board of Directors authorized the construction of two new electric arc furnaces to replace Algoma’s existing basic oxygen steelmaking operations.

The CIB financing will enable Algoma to purchase state-of-the-art equipment to facilitate the EAF transformation, which is expected to cut greenhouse gas emissions by approximately 70%, representing more than 3 million metric tonnes per year by 2030. This is equivalent to taking more than 900,000 passenger vehicles off the road – almost the same number of passenger vehicles in Toronto.

Quick Facts

•	Algoma employs approximately 2,600 Canadians and is Canada’s only fully integrated producer of steel plates, making it a leader in the production of hot and cold rolled steel sheet and plate.

•	The CIB seeks to finance up to CDN $5 billion into green infrastructure projects which are in the public interest and support Canadian sustainable economic growth.

•	All CIB investments are subject to approval of its Board of Directors.

Learn More:

www.cib-bic.ca

www.algoma.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s strategic objectives. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in electric arc steelmaking, the timing thereof, the availability of electric power and related reduction in emissions; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s public filings, including the registration statement on Form S-1 filed by Algoma with the Securities and Exchange Commission and the prospectus filed with the Ontario Securities Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Media Contacts:

Terence Foran

Canada Infrastructure Bank

tforan@cib-bic.ca

Brenda Stenta

Algoma Steel Inc.

brenda.stenta@algoma.com